UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER
0-17224
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CUSIP NUMBER
25811P100

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:  March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DORAL FINANCIAL CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

1451 F.D. Roosevelt Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00920

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     On April 19, 2005, Doral Financial Corporation (the “Company”) announced that it had determined that the previously filed interim and audited financial statements for the periods from January 1, 2000 through December 31, 2004 should no longer be relied on and that the financial statements for some or all of the periods included therein should be restated. On February 27, 2006, the Company filed its amended Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K/A), which included the Company’s restated audited financial statements for the years ended December 31, 2004, 2003 and 2002, and the unaudited selected quarterly financial information for each of the four quarters of 2004, 2003 and 2002. In addition, on May 3, 2006, the Company filed the quarterly reports on Form 10-Q for each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 (the “Delayed 2005 Reports”), which included unaudited financial information for each of such periods and restated unaudited financial information for each of the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.
     The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 will not be timely filed because of the work required for the preparation of the 2004 Form 10-K/A and the Delayed 2005 Reports, which resulted in filing delays for such reports. The Company is working diligently to return to timely reporting and will file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as soon as practicable.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lidio Soriano
Executive Vice President and Chief Financial Officer	787	474-6764

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
Annual Report on Form 10-K for the period ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
     The Company is not in a position to provide an estimate of anticipated significant changes between the results of operations for the quarter ended March 31, 2005 and the quarter ended March 31, 2006 because its unaudited financial statements for the quarter ended March 31, 2006 are not yet ready. As disclosed in the 2004 Form 10-K/A and the Delayed 2005 Reports, the restatement process has adversely affected the Company's results and operations, including the results and operations for the first quarter of 2006.
     Doral Financial Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2006	By:	/s/ Lidio Soriano

Executive Vice President and Chief Financial Officer